Exhibit 99.38

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement (as defined herein) and pursuant to exemptions from the registration requirements of the 1933 Act and applicable state securities laws, the securities offered hereby may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance, Chief Financial Officer and Secretary of Anderson Energy Ltd., at 700, 555 – 4th Avenue S.W. Calgary, Alberta, T2P 3E7 (telephone (403) 262-6307), and are also available electronically at www.sedar.com.

Short Form Prospectus

New Issue	December 22, 2010

$50,000,000

7.50% Convertible Unsecured Subordinated Debentures

Due January 31, 2016

This short form prospectus qualifies for distribution $50,000,000 aggregate principal amount of 7.50% convertible unsecured subordinated debentures (the “Debentures”) of Anderson Energy Ltd. (the “Corporation”) at a price of $1,000 per Debenture (the “Offering”). The Debentures have a maturity date of January 31, 2016 (the “Maturity Date”) and bear interest at an annual rate of 7.50% payable semi-annually in arrears on January 31 and July 31 in each year commencing July 31, 2011. The Debentures may not be redeemed before January 31, 2014. On or after January 31, 2014 and prior to the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Corporation on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest, provided that the “Current Market Price” (as defined herein) of the common shares of the Corporation (the “Common Shares”), on the date immediately preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price (as defined herein). See “Description of the Debentures”.

Debenture Conversion Privilege

Each Debenture will be convertible into Common Shares at the option of the holder (the “Debentureholder”) at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Corporation for redemption of the Debentures, at a conversion price of $1.55 per Common Share (the “Conversion Price”), being a conversion rate of approximately 645.1613 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events. Debentureholders converting their Debentures will receive accrued and unpaid interest from the date of the last interest payment thereon to the date of conversion. See “Description of the Debentures”.

On redemption or at maturity of the Debentures, the Corporation may pay the outstanding principal of the Debentures in cash or may, at its option, on not greater than 60 and not less than 40 days prior notice and subject to required regulatory approval, and provided that there is not a current event of default, elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures on redemption or at maturity through, in whole or in part, the issuance of that number of Common Shares obtained by dividing the aggregate principal amount of the outstanding Debentures which have matured or been redeemed by 95% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon may be paid in cash or Common Shares. See “Description of the Debentures”.

PRICE: $1,000 PER DEBENTURE

	Price to Public (1)	Underwriters’ Fee	Net Proceeds to the Corporation (2)
Per Debenture	$1,000	$40	$960
Total Offering	$50,000,000	$2,000,000	$48,000,000

Notes:

(1)	The offering price for the Debentures was determined by negotiation between the Corporation and BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on their own behalf and on behalf of Cormark Securities Inc., National Bank Financial Inc., CIBC World Markets Inc. and GMP Securities L.P. (collectively, the “Underwriters”). See “Plan of Distribution”.
(2)	Before deducting expenses of the Offering estimated to be $300,000 which will be paid from the general funds of the Corporation.

The Common Shares are listed on the TSX under the symbol “AXL”. On December 21, 2010, the last trading day before the date of this short form prospectus, the closing price of the Common Shares on the TSX was $1.00. The TSX has conditionally approved the listing of the Debentures and the Common Shares issuable on the conversion, redemption and maturity of the Debentures on the TSX. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before March 15, 2011. Mr. J.C. Anderson, Chairman of the Corporation, has indicated his intention to purchase 1,000 Debentures in the aggregate amount of $1,000,000 pursuant to the Offering.

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters relating to the Offering on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP. In connection with the distribution of the Debentures, the Underwriters may engage in market stabilization activities. These transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. In the opinion of Bennett Jones LLP, counsel to the Corporation, and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters, based on the legislation in effect on the date of this short form prospectus, the Debentures are qualified investments for certain tax exempt plans as set forth under the heading “Eligibility for Investment”.

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation. See “Risk Factors”.

The Underwriters propose to offer the Debentures initially at the offering price specified above. After a reasonable effort has been made to sell all of the Debentures at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Debentures remaining unsold. Any such reduction will not affect the proceeds received by the Corporation pursuant to the Offering. The Underwriters will inform the Corporation if the offering price is reduced. See “Plan of Distribution”.

Each of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Corporation. Accordingly, the Corporation may be considered a “connected issuer” of each of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. for the purposes of applicable securities legislation. Initially, the net proceeds of the Offering will be used to repay indebtedness owing to such chartered banks. See “Relationship Between the Corporation and Certain Underwriters” and “Use of Proceeds”.

The earnings coverage ratio in respect of the Corporation’s indebtedness for the 12 month period ended December 31, 2009 and for the 12 month period ended September 30, 2010, both before and after giving effect to the Offering, is less than 1:1 and, since the Corporation had a loss for each such period, the coverage ratios are negative. See “Earnings Coverage.”

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on December 31, 2010 or such other date as may be agreed upon by the Underwriters and the Corporation provided that such date is not later than January 31, 2011. Except in limited circumstances, certificates for the aggregate principal amount of the Debentures will be issued in “book-entry only” form to CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. See “Plan of Distribution”.

Investors should rely only on the information contained in or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide investors with different information. The Corporation is not offering the Debentures in any jurisdiction in which the offer is not permitted. Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date of this short form prospectus.

The registered and head office of the Corporation is located at 700, 555 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3E7.

- ii -

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
THE CORPORATION	3
BUSINESS OF THE CORPORATION	3
USE OF PROCEEDS	3
CAPITALIZATION OF THE CORPORATION	4
DESCRIPTION OF SHARE CAPITAL	5
DESCRIPTION OF THE DEBENTURES	5
EARNINGS COVERAGE	16
PLAN OF DISTRIBUTION	16
MARKET FOR SECURITIES	18
PRIOR SALES	18
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	18
ELIGIBILITY FOR INVESTMENT	22

RISK FACTORS	22
RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS	25
LEGAL MATTERS	25
LEGAL PROCEEDINGS	25
AUDITORS	25
INTEREST OF EXPERTS	25
REGISTRAR AND TRANSFER AGENT	26
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	26
AUDITORS’ CONSENT	27
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain certain forward-looking statements relating to, but not limited to, the Corporation’s operations, anticipated financial performance, business prospects and strategies. Forward-looking statements are often (but not necessarily) identified by words such as “anticipate”, “believe”, “plan”, “continue”, “estimate”, “expect”, “may”, “project”, “should”, “intend” or similar words (or the negative of such terms) suggesting future outcomes. All statements other than statements of historical fact may be forward-looking statements.

In particular, this short form prospectus, and the documents incorporated by reference herein, may contain forward-looking statements pertaining to the following:

•	the closing date of the Offering;

•	use of proceeds from the Offering;

•	business plans and strategies;

•	production levels;

•	capital expenditure programs;

•	the quantity of oil and natural gas reserves;

•	projections of market prices;

•	projections of costs;

•	supply and demand for oil and natural gas;

•	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	treatment under governmental regulatory and taxation regimes; and

•	the other factors considered under “Risk Factors”.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

Forward-looking statements are based on the Corporation’s current beliefs as well as assumptions made by, and information currently available to, the Corporation concerning anticipated financial performance, business prospects, strategies, regulatory developments, future commodity prices, future production levels, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market natural gas, oil, and natural gas liquids successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to add production and reserves through development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By its nature, forward-looking information or statements necessarily involve numerous risks and uncertainties that could cause the Corporation’s actual results to vary materially, including, without limitation, the following factors: risks may not be insurable, dependence on key personnel, conflicts of interest, management of growth, government regulation, competition, risks associated with oil and gas exploration, financial risks, history of losses, expiration of licences and leases, environmental, prices, markets and marketing, operating hazards and mechanical failures, issuance of debt, exchange rate fluctuations, availability of drilling equipment and access to properties, reserve estimates, title to properties, uncertainty of global financial markets and the actions or inactions of third-party operators. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by the Corporation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Further information regarding these factors may be found under the heading “Risk Factors” in the AIF (as defined herein).

The forward-looking statements contained in this short form prospectus are made as of the date hereof, and neither the Corporation nor the Underwriters undertake any obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Vice President, Finance, Chief Financial Officer and Secretary of the Corporation at 700, 555 – 4th Avenue S.W., Calgary, Alberta T2P 3E7 (telephone: (403) 262-6307), and are also available electronically at www.sedar.com.

The following documents of the Corporation are specifically incorporated by reference in this short form prospectus:

(a)	the annual information form of the Corporation dated March 31, 2010 for the year ended December 31, 2009 (the “AIF”);

(b)	the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2009 and 2008, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of financial condition and results of operations of the Corporation for the year ended December 31, 2009;

(d)	the unaudited interim consolidated financial statements of the Corporation as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009;

(e)	management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and nine months ended September 30, 2010;

(f)	the information circular dated March 31, 2010 relating to the annual general meeting of shareholders of the Corporation held on May 13, 2010; and

(g)	the information circular dated March 31, 2009 relating to the annual general and special meeting of shareholders of the Corporation held on May 14, 2009.

Documents referenced in any of the documents incorporated by reference in this short form prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this short form prospectus are not incorporated by reference in this short form prospectus. Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus, including any annual information form, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis of financial conditions and results of operations, material change report (except confidential material change report), business acquisition report and information circulars, filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

THE CORPORATION

The Corporation was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on January 30, 2002 and became a publicly-traded issuer on September 7, 2005 in connection with its acquisition of Aquest Energy Ltd. on September 1, 2005 pursuant to a plan of arrangement under the ABCA. The Corporation amalgamated with certain of its direct and indirect wholly-owned subsidiaries effective January 1, 2006 and amalgamated with one of its wholly-owned subsidiaries effective January 1, 2009.

The Corporation currently has one wholly-owned subsidiary, 1023095 Alberta Ltd., which was incorporated under the ABCA on December 20, 2002. The Corporation and 1023095 Alberta Ltd. are partners of Anderson Energy Partnership, a general partnership organized under the laws of Alberta.

BUSINESS OF THE CORPORATION

The Corporation is a resource-based oil and gas development company. Its principal property is in Central Alberta, proximal to the Garrington, Sylvan Lake and Pembina fields. The Corporation’s development strategy is currently focused on drilling Cardium horizontal oil wells using multistage frac technology. The Corporation also intends to pursue strategic acquisitions of corporations and/or oil and natural gas properties where it believes further exploration, exploitation and development opportunities exist. See “Business and Strategy” and “Principal Properties” in the AIF.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Debentures are estimated to be approximately $47,700,000 after deducting the fees of $2,000,000 payable to the Underwriters and the estimated expenses of the Offering of $300,000.

The net proceeds of the Offering will be initially used by the Corporation to pay down bank debt. See “Relationship Between the Corporation and Certain Underwriters” in this short form prospectus. Indebtedness was incurred by the Corporation over the past two years for the purpose of exploring and developing existing properties. The Corporation intends to subsequently use the availability under the Facilities and Supplemental Facility (as such terms are defined herein) created by the application of the net proceeds from the Offering, in addition to cash flow, to finance its 2011 capital program. The Corporation’s 2011 capital program is focused on developing and expanding its Cardium light oil landholdings with horizontal multistage frac technology.

While the Corporation intends to use the net proceeds of the Offering as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds of the Offering may be advisable for business reasons that management believes are in the Corporation’s best interests. See “Risk Factors”.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the capitalization of the Corporation as at September 30, 2010, both before and after giving effect to the Offering.

	Authorized	Outstanding as at September 30, 2010 before giving effect to the Offering	Outstanding as at September 30, 2010 after giving effect to the Offering(1)
Debentures(2)(3)	50,000	nil	$50.0 million (50,000 Debentures)
Common Shares(4)	unlimited	$421.9 million (172.4 million Common Shares)	$421.9 million (172.4 million Common Shares)
Bank Debt(5)(6)	$115.0 million	$67.8 million	$20.1 million

Notes:

(1)	Based on the issuance of $50.0 million aggregate principal amount of Debentures, less the Underwriters’ fees of $2.0 million and expenses for the Offering estimated to be $0.3 million.
(2)	Represents the face value of the Debentures without deducting the fair value of the conversion option or issue costs. Under Canadian Generally Accepted Accounting Principles (“GAAP”), the Debentures will be included as a liability measured at fair value, with the remainder (representing the value of the conversion feature) included as equity, both of which are net of allocated issue costs. The portion of the Debentures classified as a liability will be accreted to interest expense over the term of the Debentures to increase the carrying value of the liability up to the principal balance of the outstanding Debentures at the end of the term.
(3)	The equity portion of the Debentures is estimated to be $4.2 million, net of issue costs of $0.2 million.
(4)	The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 172.5 million Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable shares as at December 21, 2010. In addition, as at December 21, 2010, 17.2 million Common Shares have been reserved for issuance on exercise of a like number of outstanding options to purchase Common Shares issued under the Corporation’s stock option plan, of which options to purchase 12.0 million Common Shares are outstanding.
(5)	At September 30, 2010, total bank facilities available to the Corporation were $115 million, comprised of an $80 million extendible, revolving term credit facility and a $10 million working capital facility (collectively, the “Facilities”) and a $25 million supplemental facility (the “Supplemental Facility”). The reserves-based Facilities have a revolving period ending on July 12, 2011, extendible at the option of the lenders. If not extended, the Facilities cease to revolve and all outstanding advances thereunder become repayable one year from the term date of July 12, 2011. The Supplemental Facility is also available on a revolving basis and is scheduled to expire on July 1, 2011, with any outstanding amounts due in full at that time. No amounts were drawn under the Supplemental Facility at September 30, 2010. In November 2010, the Corporation renegotiated its bank facilities with its syndicate of banks to increase the total facilities to $125 million. The Supplemental Facility was increased to $35 million. Draws over $30 million under the Supplemental Facility will be subject to the consent of the syndicate at the time of the drawdown. Advances under the Facilities or Supplemental Facility can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance or LIBOR loan rates plus applicable margins. The margins vary depending on the borrowing option used and the Corporation’s financial ratios. At September 30, 2010, there were no advances in U.S. funds. Loans are secured by a floating charge debenture over all assets and guarantees by material subsidiaries. As at December 21, 2010, outstanding bank debt was approximately $95 million. See “Use of Proceeds” and “Relationship Between the Corporation and Certain Underwriters”.
(6)	The net proceeds of the Offering will initially be used by the Corporation to pay down the Corporation’s bank debt. See “Use of Proceeds”. The reduction to bank indebtedness is based on the issuance of 50,000 Debentures for aggregate gross proceeds of $50.0 million less the Underwriters’ fees of $2.0 million and estimated expenses of the Offering of $0.3 million for net proceeds to the Corporation of $47.7 million.

DESCRIPTION OF SHARE CAPITAL

Common Shares

The holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Corporation except at meetings of which only holders of a specified class of shares are entitled to vote. Common shareholders are entitled to receive, subject to the prior rights and privileges attaching to any other class of shares of the Corporation, such dividends as may be declared by the Corporation. Holders of Common Shares will be entitled upon liquidation, dissolution or winding-up of the Corporation, subject to the prior rights and privileges attaching to any other class of shares of the Corporation, to receive the remaining property and assets of the Corporation.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series. Subject to the provisions of the ABCA, the directors of the Corporation are authorized to fix, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching thereto. No preferred shares are currently outstanding.

DESCRIPTION OF THE DEBENTURES

The Debentures will be issued under the Debenture indenture (the “Indenture”) to be entered into on the date of closing of the Offering between the Corporation and Valiant Trust Company as trustee. The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture. After execution, the Indenture will be available for inspection at the offices of the Corporation and will be filed on SEDAR. Particular provisions of the Indenture, which are referred to in this short form prospectus, are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference.

General

The Debentures are limited to $50,000,000 aggregate principal amount. The Debentures will be issued in denominations of $1,000 or in integral multiples thereof. The Debentures will be dated as of the closing date of the Offering and unless previously converted, redeemed or purchased, as described below, the Debentures will mature on January 31, 2016. The principal amount of the Debentures is payable at maturity in cash or, at the Corporation’s option and subject to satisfaction of certain conditions, by delivery of Common Shares or a combination of cash and Common Shares as further described below under “Method of Payment”. The Debentures will be payable at the principal corporate trust office of the Debenture trustee.

The Debentures will bear interest from the date of issue at 7.50% per annum, which will be payable semi-annually in arrears on January 31 and July 31 (each, an “Interest Payment Date”) in each year, commencing on July 31, 2011 to holders of record at the close of business on the preceding January 15 or the preceding July 15, respectively (or the first business day prior to such date if not a business day). The first interest payment will include interest accrued from (and including) the closing date to (but excluding) July 31, 2011. It is estimated that the first interest payment, payable on July 31, 2011, will be $43.958 per $1,000 principal amount of Debentures. Each payment of cash interest on the Debentures will include interest accrued for the period commencing on and including the immediately preceding Interest Payment Date (or, if none, the initial issuance date of the Debentures) through the day before the applicable Interest Payment Date (or redemption or purchase date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest for all periods shall be computed on the basis of a 360 day year composed of twelve 30 day months.

Rank

The Debentures will be direct, unsecured obligations of the Corporation and will rank equally with one another and with all other existing and future unsecured indebtedness of the Corporation, other than Senior Indebtedness (as defined below), and except as prescribed by law as described under “– Subordination”. The Indenture will not restrict the Corporation or its subsidiaries from incurring additional Senior Indebtedness or from mortgaging, pledging or charging its properties to secure any indebtedness or liabilities.

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Corporation. “Senior Indebtedness” of the Corporation will be defined in the Indenture but will include all obligations, liabilities and indebtedness of the Corporation and its subsidiaries which would, in accordance with GAAP, be classified upon a consolidated balance sheet of the Corporation as liabilities of the Corporation and its subsidiaries and, whether or not so classified, shall include (without duplication): (a) indebtedness of the Corporation and its subsidiaries for borrowed money; (b) obligations of the Corporation and its subsidiaries evidenced by bonds, debentures, notes or other similar instruments; (c) obligations of the Corporation and its subsidiaries arising pursuant or in relation to bankers’ acceptances, letters of credit and letters of guarantee (including payment and reimbursement obligations in respect thereof) or indemnities issued in connection therewith; (d) obligations of the Corporation and its subsidiaries under any swap, hedging or other similar contracts or arrangements; (e) obligations of the Corporation and its subsidiaries under Guarantees (as defined in the Indenture), indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the Senior Indebtedness or other obligations of any other person which would otherwise constitute Senior Indebtedness within the meaning of this definition; (f) all indebtedness of the Corporation and its subsidiaries representing the deferred purchase price of any property including, without limitation, purchase money mortgages; (g) accounts payable to trade creditors; (h) all renewals, extensions and refinancing of any of the foregoing; and (i) all costs and expenses incurred by or on behalf of the holder of any Senior Indebtedness in enforcing payment or collection of any such Senior Indebtedness, including enforcing any security interest securing the same. “Senior Indebtedness” shall also not include any indebtedness that would otherwise be Senior Indebtedness if it is expressly stated to be subordinate and rank pari passu with the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Corporation, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Corporation, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Corporation, then holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Corporation will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default or an event of default has occurred under the Senior Indebtedness and is continuing or upon the acceleration of certain Senior Indebtedness and the notice of such default, event of default or acceleration has been given by or on behalf of holders of Senior Indebtedness to the Corporation, unless the Senior Indebtedness has been repaid in full as defined in the Indenture.

The Debenture trustee and the Corporation will also be authorized (and obligated upon any request from certain holders of Senior Indebtedness) under the Indenture to enter into subordination agreements on behalf of the holders of Debentures with any holder of Senior Indebtedness.

Optional Redemption

The Debentures are not redeemable by the Corporation before January 31, 2014. On or after January 31, 2014, the Debentures may be redeemed at the option of the Corporation, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest thereon up to (but excluding) the date set for redemption, provided that the Current Market Price is at least 125% of the Conversion Price. “Current Market Price” will be defined in the Indenture as the volume weighted average trading price of the Common Shares on the TSX, if the Common Shares are listed on the TSX, for the 20 consecutive trading days ending on the fifth trading day preceding the applicable date or, if the Common Shares are not listed on the TSX, reference shall be made for the purpose of the above calculation to the principal securities exchange or market on which the Common Shares are listed or quoted or if no such prices are available, the fair value of a Common Share as reasonably determined by the board of directors of the Corporation.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture trustee on a pro rata basis or in such other manner as the Debenture trustee deems equitable, subject to regulatory approvals.

In the event that a holder of Debentures exercises their conversion privilege following a notice of redemption being given by the Corporation and during the period from the close of business on any regular record date to the opening of business on the next succeeding Interest Payment Date, such holder shall be entitled to receive accrued and unpaid interest in addition to the applicable number of Common Shares, for the period from the last Interest Payment Date to (but excluding) the date of conversion.

Conversion Privilege

Holders may convert their Debentures into Common Shares at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Corporation for redemption of the Debentures, at the Conversion Price of $1.55 per Common Share, being a conversion rate of approximately 645.1613 Common Shares per $1,000 principal amount of Debentures, subject to the satisfaction of certain conditions. The conversion rate is subject to adjustment in certain circumstances described below.

Upon conversion, the Corporation may offer and the converting holder of Debentures may agree to the delivery of cash for all or a portion of the Debentures surrendered in lieu of Common Shares. A Debenture in respect of which a holder has accepted a notice in respect of a Change of Control Purchase Offer (as defined below) requiring the Corporation to purchase the Debenture may be surrendered for conversion only if such notice is withdrawn in accordance with the Indenture. A holder may convert fewer than all of such holder’s Debentures so long as the Debentures converted are an integral multiple of $1,000 principal amount of Debentures. A holder of a Debenture otherwise entitled to a fractional Common Share will receive cash equal to the fraction of the Common Share multiplied by the Current Market Price as at the date of conversion.

No adjustment to the Conversion Price for the Debentures will be made for dividends (except as set forth below) on Common Shares issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures shall be entitled to receive, in addition to the applicable number of Common Shares, accrued and unpaid interest (less any taxes required to be deducted) in respect thereof for the period up to, but excluding, the date of conversion from, and including, the most recent Interest Payment Date. For clarity, payment of such interest, whether in cash or by delivery of Common Shares pursuant to the exercise of the Common Share Interest Payment Election (as defined below) may, at the option of the Corporation, be paid on the next regularly scheduled Interest Payment Date following the date of conversion.

Holders of Debentures surrendered for conversion during the period from the close of business on any regular record date for the payment of interest to the opening of business on the next succeeding Interest Payment Date will receive the semi-annual interest payable on such Debentures on the corresponding Interest Payment Date notwithstanding the conversion, and such Debentures upon conversion must be accompanied by funds equal to the amount of such payment, unless such Debentures have been called for redemption, in which case no such payment will be required. In the event that a holder of Debentures exercises their conversion right following a notice of redemption by the Corporation (as further described under “– Optional Redemption”) and during the period from the close of business on any regular record date for the payment of interest to the opening of business on the next succeeding Interest Payment Date, such holder will be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the last Interest Payment Date to the date of conversion.

The conversion rate will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving Common Shares upon converting Debentures see “Certain Canadian Federal Income Tax Considerations”.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion rate in certain events including: (a) the subdivision or consolidation of the outstanding Common Shares; (b) the distribution of Common Shares to holders of Common Shares by way of dividend or distribution or otherwise; (c) the payment of a regular cash dividend or distribution to all or substantially all of the holders of Common Shares in respect of any applicable period; (d) the issuance of options, rights or warrants to holders of Common Shares entitling them to acquire Common Shares or other securities convertible into Common Shares at less than 95% of the then Current

Market Price of the Common Shares; (e) the distribution to all or substantially all of the holders of Common Shares of any securities or assets; and (f) the payment to all or substantially all of the holders of Common Shares of cash or any other consideration in respect of an issuer bid for Common Shares by the Corporation or any of the Corporation’s subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per Common Share exceeds the Current Market Price of the Common Shares on the date of expiry of such tender offer, take-over bid or exchange offer.

In the event that the Corporation pays a dividend or makes a distribution to all holders of Common Shares consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of the Corporation, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of Common Shares, in each case based on the weighted average trading price of those securities for the 20 consecutive trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the TSX, or such other national or regional exchange or market on which the securities are then listed or quoted. No conversion rate adjustment will be made to the extent that the Corporation makes an equivalent distribution to holders of Debentures.

There will be no adjustment of the Conversion Price in respect of any event described in (b), (c), (d), (e) or (f) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Corporation will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%. However, the Corporation will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments.

If the Corporation is a party to (i) a reclassification, recapitalization or other change of the Common Shares, (ii) a consolidation, amalgamation, statutory arrangement, merger, binding share exchange, acquisition of the Corporation or other combination pursuant to which the Common Shares are converted into or acquired for cash, securities or other property, or (iii) any sale or conveyance of all or substantially all of the property or assets of the Corporation to any person (other than a direct or indirect wholly owned subsidiary), at the effective time of the transaction the right to convert a Debenture into Common Shares will be changed into the right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its Debenture immediately prior to the transaction. The Corporation shall give notice to the holders of Debentures at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the Debentures will be convertible after the effective date of such transaction.

Notwithstanding the foregoing, if holders of Debentures would otherwise be entitled to receive, upon conversion of the Debentures, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) (the “Tax Act”) as it applied on December 31, 2007 (“ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration but the Corporation or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Corporation or the successor or acquirer, as the case may be) to deliver either such ineligible consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 with a market value (as conclusively determined by the board of directors of the Corporation) equal to the market value of such ineligible consideration. In general, prescribed securities would include the Common Shares and other shares which are not redeemable by the holder within five years of the date of issuance of the Debentures. Because of this, certain transactions may result in the Debentures being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the Debentures.

Change of Control

In the event of a Change of Control (as defined below), the Corporation shall be required to offer to purchase all of the outstanding Debentures (a “Change of Control Purchase Offer”) on the date (the “Change of Control Purchase Date”) that is 30 business days after the date that such offer is delivered, at a purchase price equal to 100% of the principal amount of the Debentures (“Change of Control Purchase Price”), plus accrued and unpaid interest, if any, to, but not including, the purchase date. If such purchase date is after a record date but on or prior to an Interest Payment Date, however, then the interest payable on such date will be paid to the holder of record of the Debentures on the relevant record date.

Within 30 days after the Corporation knows of the occurrence of a Change of Control, the Corporation shall be required to give notice to all holders of record of Debentures, as provided in the Indenture, stating among other things, the occurrence of a Change of Control and setting out the terms of the Change of Control Purchase Offer. The Corporation must also deliver a copy of the notice to the Debenture trustee.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Corporation pursuant to the Change of Control Purchase Offer, the Corporation will have the right to redeem all the remaining Debentures at the Change of Control Purchase Price. Notice of such redemption must be given by the Corporation to the Debenture trustee within 10 days following the expiry of the Change of Control Purchase Offer, and as soon as possible thereafter, by the Debenture trustee to the holders of the Debentures not tendered pursuant to the Change of Control Purchase Offer.

Under the Indenture, a “Change of Control” of the Corporation will be deemed to have occurred at such time after the original issuance of the Debentures upon: (i) the acquisition by any person, or group of persons acting jointly or in concert (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids (“MI 62-104”)), of voting control or direction of an aggregate of 50% or more of the outstanding Common Shares; or (ii) the sale of all or substantially all of the assets of the Corporation, but shall not include a sale, merger, reorganization, combination or other similar transaction if the previous holders of Common Shares hold at least 50% of the voting control or direction in such merged, reorganized, combined or other continuing entity (and in the case of a sale of all or substantially all of the assets, in the entity which has acquired such assets).

Beneficial ownership will be determined in accordance with the MI 62-104. The term “person” includes any syndicate or group that would be deemed to be a “person” under MI 62-104.

The Corporation could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control for purposes of the Indenture but that could increase the amount of the Corporation’s or its subsidiaries’ outstanding indebtedness.

The Corporation’s ability to purchase Debentures upon a Change of Control may be limited by the terms of its then outstanding credit agreements. See “Risk Factors – Credit Risk”.

Cash Change of Control

In addition to the requirement for the Corporation to make a Change of Control Purchase Offer in the event of a Change of Control, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of:

(i)	cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenter’s appraisal rights;

(ii)	equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or

(iii)	other property that is not traded or intended to be traded immediately following such transactions on a stock exchange,

then subject to regulatory approvals, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the Change of Control Purchase Offer is delivered, holders of Debentures will be entitled to convert their Debentures, subject to certain limitations, and receive, in addition to the number of Common Shares they would otherwise be entitled to receive as set forth under “– Conversion Privilege” above, an additional number of Common Shares per $1,000 principal amount of Debentures as set forth below.

The number of additional Common Shares per $1,000 principal amount of Debentures constituting the make whole premium will be determined by reference to the table below and is based on the date on which the Change of Control becomes effective (the “Effective Date”) and the price (the “Stock Price”) paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive only cash in the transaction, the Stock Price shall be the cash amount paid per Common Share. Otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date of such transaction.

The following table shows what the make whole premium would be for each hypothetical Stock Price and Effective Date set forth below, expressed as additional Common Shares per $1,000 principal amount of Debentures. For the avoidance of doubt, the Corporation shall not be obliged to pay the make whole premium otherwise than by issuance of Common Shares upon conversion, subject to the provision relating to adjustment of the Conversion Price in certain circumstances and following the completion of certain types of transactions described under “– Conversion Privilege” above.

Make Whole Premium Upon a Change of Control

(Number of Additional Common Shares per $1,000 Debenture)

	Effective Date of Change of Control
Stock Price	12/31/2010	31/01/2011	31/01/2012	31/01/2013	31/01/2014	31/01/2015	31/01/2016
$1.03	328.857	327.383	325.712	325.712	325.712	325.712	325.712
$1.25	220.728	219.012	200.942	183.709	171.575	158.830	154.839
$1.50	148.159	146.104	127.163	106.242	90.660	74.396	21.505
$1.75	103.908	102.193	83.862	62.353	41.037	31.763	0.000
$2.00	75.722	73.921	58.183	38.111	11.283	8.993	0.000
$2.50	43.296	42.015	30.888	16.999	1.440	1.444	0.000
$3.00	26.158	25.254	18.080	9.477	1.000	1.000	0.000
$3.50	15.919	15.368	10.886	5.749	0.685	0.685	0.000
$4.00	9.423	9.054	6.329	3.360	0.450	0.450	0.000
$4.50	5.194	4.958	3.393	1.744	0.266	0.266	0.000
$5.00	2.506	2.378	1.532	0.716	0.120	0.120	0.000
$5.50	0.913	0.873	0.477	0.169	0.009	0.009	0.000
$6.00	0.142	0.149	0.028	0.000	0.000	0.000	0.000

The actual Stock Price and Effective Date may not be set forth on the table, in which case:

(i)	if the actual Stock Price on the Effective Date is between two Stock Prices on the table or the actual Effective Date is between two Effective Dates on the table, the make whole premium will be determined by a straight-line interpolation between the make whole premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

(ii)	if the Stock Price on the Effective Date exceeds $6.00 per Common Share, subject to adjustment as described below, the make whole premium will be zero; and

(iii)	if the Stock Price on the Effective Date is less than $1.03 per Common Share, subject to adjustment as described below, the make whole premium will be zero.

The Stock Prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the Debentures is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the denominator of which is the conversion rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the numerator of which is the conversion rate as so adjusted. The number of additional Common Shares set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “– Conversion Privilege – Conversion Procedures”, other than by operation of an adjustment to the conversion rate by adding the make whole premium as described above.

Method of Payment

On redemption or at maturity of the Debentures, the Corporation will repay the indebtedness represented by the Debentures by paying to the Debenture trustee in lawful money of Canada the amount required to repay the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. Subject to required regulatory approvals and provided that there is not a current event of default under the Indenture, the Corporation may, at its option, elect to satisfy its obligation to pay all or a portion of the principal amount of the Debentures, together with accrued and unpaid interest thereon, on redemption or at maturity through, in whole or in part, the issuance of Common Shares. See “– Interest Payment Option”.

The number of Common Shares a holder will receive in respect of each Debenture will be determined by dividing the principal amount of the Debentures that are to be redeemed or repaid at maturity, as the case may be, and that are to be paid in Common Shares, together with accrued and unpaid interest, by 95% of the Current Market Price of the Common Shares. No fractional Common Shares will be issued on redemption or repayment at maturity but in lieu thereof, the Corporation shall satisfy fractional interests by a cash payment equal to the fraction of the Common Share multiplied by the Current Market Price of the Common Shares.

The Corporation may not satisfy its obligation to pay the principal amount of a Debenture, together with accrued and unpaid interest thereon, by delivering Common Shares or a combination of cash and Common Shares unless the Corporation satisfies the requirements of applicable securities laws and certain other conditions, as provided in the Indenture, prior to the maturity date, the redemption date or the purchase date, as applicable, including the following conditions:

(i)	there is not a current event of default under the Indenture;

(ii)	the Common Shares to be issued upon redemption or repayment at maturity of Debentures shall be qualified for distribution under the applicable securities laws of each province of Canada; and

(iii)	the Common Shares to be issued upon redemption or repayment at maturity of Debentures shall be listed on the TSX or a national securities exchange or quoted in an inter-dealer quotation system of any registered national securities association.

If the conditions are not satisfied (or waived) with respect to a holder prior to the close of business on the applicable payment date, the Corporation will make the required payment entirely in cash. If the Corporation elects to satisfy any amount payable on redemption of the Debentures by issuing Common Shares, the Corporation will advise the holders of Debentures of such election in the applicable redemption notice. If the Corporation elects to satisfy any amount payable on repayment or maturity of the Debentures by issuing Common Shares, the Corporation will provide notice of such election to the holders of Debentures not more than 60 days and not less than 40 days before the payment date.

The Corporation may not change the form of components or percentages of consideration to be paid for the Debentures once it has given the notice that it is required to give holders of Debentures, except as described in the preceding paragraph. When the Corporation determines the actual number of Common Shares in accordance with the foregoing procedures, it will issue a press release on a national newswire.

As the Current Market Price of the Common Shares will be determined prior to the applicable payment date, holders of the Debentures will bear the market risk with respect to the value of the Common Shares to be received from the date such price is determined to such payment date.

Interest Payment Option

The Corporation may elect, from time to time and subject to regulatory approval, provided that there is not a current event of default under the Indenture, to satisfy its obligation to pay interest on the Debentures (the “Interest Obligation”), on an Interest Payment Date (including following conversion or at maturity) or at the time of redemption of a holder’s Debentures, by delivering sufficient Common Shares to the Debenture trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the “Common Share Interest Payment Election”). The Indenture will provide that, upon such election, the Debenture trustee shall: (i) accept delivery of the Common Shares; (ii) deliver and receive bids with respect to, and facilitate sales of, such Common Shares on behalf of the Corporation by registered brokers or dealers, each as the Corporation shall direct in its absolute discretion; (iii) invest the proceeds of such sales in short-term Canadian Government Obligations (as defined in the Indenture), which mature prior to the applicable Interest Payment Date; (iv) use the proceeds received from such permitted Canadian Government Obligations, together with any proceeds from the sale of Common Shares not invested as aforesaid, to satisfy the Interest Obligation; and (v) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Corporation and the Debenture trustee in order to effect the Common Share Interest Payment Election. If a Common Share Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture trustee out of the proceeds of the sale of Common Shares (plus any amount received by the Debenture trustee from the Corporation attributable to any fractional Common Shares) in an amount equal to the applicable interest payment in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Corporation in respect of the Interest Obligation.

Neither the Corporation’s making of the Common Share Interest Payment Election nor the consummation of sales of Common Shares will: (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date; or (ii) entitle such holders to receive any Common Shares in satisfaction of the Interest Obligation.

Purchase for Cancellation

The Corporation may, to the extent permitted by applicable law, at any time purchase the Debentures in the open market or by tender at any price or by private agreement. Any Debenture purchased by the Corporation will be surrendered to the Debenture trustee for cancellation. Any Debentures surrendered to the Debenture trustee may not be reissued or resold and will be cancelled promptly.

Events of Default

The Indenture will provide that an event of default (“Event of Default”) in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 30 days to pay interest on the Debentures when due; (b) failure to pay principal or premium (whether by way of payment of cash or delivery of Common Shares), if any, on the Debentures when due, whether at maturity, upon redemption, on a Change of Control, by declaration or otherwise; (c) default in the delivery, when due, of all cash and any Common Shares or other consideration, including any make whole premium, payable upon conversion with respect to the Debentures, which default continues for 15 days; (d) default in the observance or performance of any covenant or condition of the Indenture and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given by the Debenture trustee or from holders of not less than 25% in aggregate principal amount of the Debentures to the Corporation specifying such default and requiring the Corporation to rectify or obtain a waiver for same; or (e) certain events of bankruptcy, insolvency or reorganization of the Corporation under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the Debentures, together with any accrued interest through the occurrence of such event, shall automatically become due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Consolidation, Mergers or Sales of Assets

The Indenture will provide that the Corporation may not without the consent of the holders of the Debentures consolidate or amalgamate with or merge into any person or sell, convey, transfer or lease all or substantially all of the Corporation’s properties and assets to another person (other than a direct or indirect wholly-owned subsidiary of the Corporation) unless:

(i)	the resulting, surviving, continuing or transferee person is a corporation organized and existing under the laws of the United States, any state thereof, Canada or any province or territory thereof, and such corporation (if other than the Corporation) expressly assumes all the obligations of the Corporation under the Debentures and the Indenture;

(ii)	after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing; and

(iii)	other conditions described in the Indenture are met,

provided, however, that the sale, conveyance, transfer or lease (in a single transaction or a series of transactions) of the properties or assets of one or more subsidiaries (other than to the Corporation or another direct or indirect wholly owned subsidiary) which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation on a consolidated basis, shall be deemed to be a sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.

Upon the assumption of the Corporation’s obligations by such corporation in such circumstances, subject to certain exceptions, the Corporation shall be discharged from all obligations under the Debentures and the Indenture. Although such transactions are permitted under the Indenture, certain of the foregoing transactions occurring could constitute a Change of Control of the Corporation, which would require the Corporation to offer to purchase the Debentures as described above. An assumption of the Corporation’s obligations under the Debentures and the Indenture by such corporation might be deemed for Canadian federal income tax purposes to be an exchange of the Debentures for new Debentures by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Modifications of the Indenture

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of MI 62-104 and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Discharge of the Indenture

The Corporation may satisfy and discharge the Corporation’s obligations under the Indenture in certain circumstances, including by delivering to the Debenture trustee for cancellation all outstanding Debentures or by depositing with the Debenture trustee, or the paying agent, if applicable, after the Debentures have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a Change of Control Purchase Date, or upon conversion or otherwise, cash or Common Shares (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding Debentures and paying all other sums payable under the Indenture.

Calculations in Respect of Debentures

The Corporation is responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determination of the Current Market Price of Common Shares. The Corporation will make all these calculations in good faith and, absent manifest error, the Corporation’s calculations are final and binding on holders of Debentures and the Debenture trustee. The Corporation will provide a schedule of the Corporation’s calculations to the Debenture trustee, and the Debenture trustee is entitled to conclusively rely upon the accuracy of the Corporation’s calculations without independent verification.

No Personal Liability of Directors, Officers, Employees, Subsidiaries, Incorporators and Shareholders

No director, officer, employee, subsidiary, incorporator or shareholder of the Corporation, as such, shall have any liability for any of the obligations of the Corporation under the Debentures or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debentures by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures.

Governing Law

The Indenture and the Debentures will be governed by and construed in accordance with the laws of the Province of Alberta. The Corporation will submit to the non-exclusive jurisdiction of any court of the Province of Alberta for purposes of all legal actions and proceedings instituted in connection with the Indenture and the Debentures.

Global Debentures

Except in certain limited circumstances, the Debentures will be issued in “book-entry only” form (a “Global Certificate”) and must be purchased or transferred through a participant in the depository service of CDS (a “Participant”). On the closing date of the Offering, the Debenture trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a “Beneficial Owner”) will not be entitled to a certificate or other instrument from the Debenture trustee or CDS evidencing that purchaser’s interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Corporation nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Corporation to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the “Debenture Certificates”) only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Corporation or CDS advises the Debenture trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Corporation is unable to locate a qualified successor; (d) the Corporation, at its option, decides to terminate the book-entry only system through CDS; (e) the Beneficial Owner is a U.S. holder; or (f) after the occurrence of an Event of Default (as defined herein), provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided further that the Debenture trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Corporation will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

Transfer and Exchange of Debentures

Transfers of beneficial ownership in Debentures represented by Global Debentures will be effected through records maintained by CDS for such Global Debentures or its nominees (with respect to interests of Participants) and on the records of participants (with respect to interests of persons other than Participants). Unless the Corporation elects in its sole discretion to prepare and deliver Debenture Certificates, beneficial owners who are not Participants in CDS’ book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Debentures may do so only through Participants in CDS’ book-entry system.

The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner’s interest in a Debenture represented by a Global Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Registered holders of Debenture Certificates, if issued, may transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debenture Certificates to the Debenture trustee for the Debentures at its principal offices in Calgary and Toronto, or such other city or cities as may from time to time be designated by the Corporation whereupon new Debenture Certificates will be issued in authorized denominations in the same aggregate principal amount as the Debenture Certificates so transferred, registered in the names of the transferees. No transfer or exchange of a Debenture Certificate will be registered during the period from the date of any selection by the Debenture trustee of any Debentures to be redeemed or during the 15 preceding days or thereafter until the close of business on the date upon which notice of redemption of such Debentures is given. In addition, no transfer or exchange of any Debentures which have been selected or called for redemption will be registered.

Payments

Payments of interest and principal on each Global Debenture will be made to CDS or its nominee, as the case may be, as the registered holder of the Global Debenture, so long as the book entry only system is in effect. As long as CDS or its nominee is the registered owner of a Global Debenture, CDS or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Indenture and the Debentures. The record dates for the payment of interest will be January 15 and July 15 in each year (or the first business day prior to such date if not a business day). Interest payments on Global Debentures will be made by electronic funds transfer on the day interest is payable and delivered to CDS or its nominee, as the case may be.

The Corporation understands that CDS or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit Participants’ accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of CDS or its nominee. The Corporation also understands that payments of interest and principal by Participants to the owners of beneficial interest in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participants. The Corporation’s responsibility and liability in respect of payments on Debentures represented by the Global Debentures is limited solely and exclusively, while the Debentures are registered in global form, to making payment of any interest and principal due on such Global Debenture to CDS or its nominee.

If Debenture Certificates are issued instead of or in place of a Global Debenture, payments of interest on each Debenture Certificate will be made by the Corporation or by the Debenture trustee as paying agent for the Corporation. Payment of principal at maturity will be made at the principal office of the Debenture trustee in Toronto and Calgary (or in such other city or cities as may from time to time be designated by the Corporation) against surrender of the Debenture Certificates, if any or the Global Debenture.

EARNINGS COVERAGE

The following earnings coverage ratios are calculated on a consolidated basis for the twelve months ended December 31, 2009 and the twelve months ended September 30, 2010 and are derived from the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2009 and the unaudited consolidated financial statements of the Corporation for the three months ended December 31, 2009 and the nine months ended September 30, 2010. The pro forma amounts are calculated after giving effect to the issuance of the Debentures to be distributed under this short form prospectus as if the issuance had occurred at the beginning of the respective calculation periods and assuming the net proceeds were used to reduce bank indebtedness under the Facilities. The pro forma amounts do not include any additional earnings that may be derived from the use of the net proceeds of the Offering other than interest savings on the repayment of bank indebtedness.

The net loss before interest and future income tax recovery for the 12 month period ended December 31, 2009 was $47.0 million. The pro forma interest expense for such period was $6.7 million, for an earnings coverage ratio of less than one. The dollar amount of earnings required to achieve a ratio of one-to-one for such period would have been $53.8 million.

The net loss before interest and future income tax recovery for the 12 month period ended September 30, 2010 was $37.4 million. The pro forma interest expense for such period was $5.9 million, for an earnings coverage ratio of less than one. The dollar amount of earnings required to achieve a ratio of one-to-one for such period would have been $43.4 million.

Since the Corporation had a loss for each of the 12 month period ended December 31, 2009 and the 12 month period ended September 30, 2010, the earnings coverage ratios would be negative and therefore are not provided.

The earnings coverage ratios reflect historical earnings. Under GAAP, the Debentures will be classified as a liability with a portion allocated to equity related to the conversion feature. The difference between the principal amount and the carrying value of the Debentures will be added to interest expense over the term of the Debentures to increase the carrying value of the liability portion to the principal amount of the Debentures. The interest expense included above for the Debentures includes all cash interest, interest accretion and financing charges amortized under the effective interest method.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated as of December 9, 2010 (the “Underwriting Agreement”) between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have agreed to purchase on December 31, 2010 or on such other date as the Corporation and the Underwriters may mutually agree (subject to the termination rights described below), but in any event not later than January 31, 2011, $50,000,000 aggregate principal amount of Debentures.

In connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of 4.0% of the gross proceeds of the Offering, equal to $40 per Debenture, for an aggregate fee of $2,000,000, in consideration of services rendered by them in connection with the Offering. All fees payable to the Underwriters will be paid on account of services rendered in connection with the Offering and will be paid from the proceeds of the Offering. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any are purchased under the Underwriting Agreement. The offering price for the Debentures was determined by negotiation between the Corporation and BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on their own behalf and on behalf of the Underwriters.

The Underwriters propose to offer the Debentures initially at the offering price specified herein. Without affecting the firm obligation of the Underwriters to purchase 50,000 Debentures from the Corporation at a price of $1,000 per Debenture, after the Underwriters have made reasonable efforts to sell all of the Debentures at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Debentures remaining unsold. Any such reduction will not affect the net proceeds received by the Corporation or the Underwriters’ fee payable by the Corporation to the Underwriters on account of the services rendered by the Underwriters in connection with the Offering. In the event the offering price of the Debentures is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Debentures is less than the gross proceeds paid by the Underwriters to the Corporation for the Debentures.

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on December 31, 2010 or such other date as may be agreed upon by the Underwriters and the Corporation provided that such date is not later than January 31, 2011.

The TSX has conditionally approved the listing of the Debentures and the Common Shares issuable on the conversion, redemption and maturity of the Debentures. Listing of such securities is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before March 15, 2011.

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Debentures or Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, Debentures or Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price for the Debentures or Common Shares at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

The Debentures have not been and will not be registered under the 1933 Act. Accordingly, the Debentures may not be offered, sold or delivered to a person in the United States or to or for the account or benefit of U.S. persons except in accordance with an exemption from the registration requirements of the 1933 Act and applicable state securities laws, including Rule 144A. The Underwriting Agreement permits the Underwriters to offer and resell the Debentures that they have acquired pursuant to the Underwriting Agreement to certain investors in the United States, including qualified institutional buyers, provided such offers and sales are made in transactions exempt from the registration requirements of the 1933 Act including pursuant to Rule 144A thereunder and from the registration requirements of applicable state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Debentures outside the United States only in accordance with Regulation S under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debentures offered hereby in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Debentures within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirement of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act or in accordance with any other available exemption from registration under the 1933 Act.

The Corporation has agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses.

The Corporation has agreed that it will not, without the prior written consent of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld, from the date of the Underwriting Agreement until the date that is 90 days following the closing date of the Offering, directly or indirectly, issue, sell, or offer to sell, or announce the offering of, or enter into or make any agreement or understanding, or announce the making or entry into any agreement or understanding, to issue, sell or exchange any Common Shares or securities exchangeable or convertible into Common Shares and will not, until completion of the distribution of the Debentures, make any distributions to shareholders of the Corporation out of the normal course provided that the Corporation may: (i) grant stock options under the Corporation’s existing stock option plan; (ii) issue Common Shares to the holders of stock options that are outstanding on the date of the Underwriting Agreement and are exercisable by their terms within the 90 day period following closing of the Offering; and (iii) issue Common Shares on conversion of the Debentures.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol “AXL”. The following table sets forth the monthly price ranges and volumes of trading of the Common Shares on the TSX for the periods indicated.

2009	High $	Low $	Volume
December	1.19	0.97	5,595,086
2010
January	1.57	1.18	22,708,132
February	1.41	1.21	8,629,196
March	1.42	1.10	12,305,744
April	1.31	1.12	8,435,055
May	1.32	1.02	8,092,262
June	1.32	1.05	10,142,147
July	1.24	1.13	7,031,013
August	1.20	0.95	6,672,107
September	1.18	1.01	4,331,044
October	1.15	0.99	8,601,865
November	1.12	0.97	9,120,872
December 1 to December 21	1.06	0.97	11,739,955

On December 21, 2010, the last trading day before the date of this short form prospectus, the closing price of the Common Shares on the TSX was $1.00. The TSX has conditionally approved the Debentures and the Common Shares issuable on the conversion, redemption and maturity of the Debentures. Listing is subject to the Corporation fulfilling the applicable listing requirements of the TSX on or before March 15, 2011. In connection with the distribution of the Debentures, the Underwriters may engage in market stabilization activities. See “Plan of Distribution”.

PRIOR SALES

During the 12-month period preceding the date of this short form prospectus, the Corporation: (i) issued 21,900,000 Common Shares at a price of $1.45 per Common Share for aggregate gross proceeds of $31,755,000 in February 2010; (ii) issued 82,700 Common Shares at a price of $0.79 per Common Share for gross proceeds of $65,333 pursuant to the exercise of stock options; and (iii) granted options to acquire an aggregate of 3,950,250 Common Shares at an average exercise price of $1.06 per Common Share. No Debentures have been issued in the past 12 months.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters, (collectively, “Counsel”) the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the Regulations generally applicable to a holder who acquires Debentures pursuant to this prospectus and who, for purposes of the Tax Act and at all relevant times, holds the Debentures and will hold the Common Shares issuable on the conversion, redemption or maturity of the Debentures (collectively, the “Securities”) as capital property and deals at arm’s length with the Corporation and the Underwriters and is not affiliated with the Corporation (a “Holder”). Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible

Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Debentures and no representations with respect to the income tax consequences to any holder or prospective holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Holders and prospective holders of Debentures should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Debentures pursuant to this offering, having regard to their particular circumstances.

Holders Resident in Canada

The following discussion is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada and is not affiliated with the Corporation (a “Resident Holder”). Certain holders who might not otherwise be considered to hold their Debentures and Common Shares as capital property may, in certain circumstances, be entitled to have the Debentures and Common Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such holders in the taxation year in which the election is made and in all subsequent taxation years, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This portion of the summary is not applicable to (i) a holder that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) a holder an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iii) a holder that is a “specified financial institution” as defined in the Tax Act or (iv) a holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Securities.

Taxation of Interest on Debentures

A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the year or that has become receivable by or is received by the Resident Holder before the end of the year, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual, will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if at any time a Debenture should become an “investment contract” (as defined in the Tax Act) in relation to a Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the Debenture up to any “anniversary day” (as defined in the Tax Act) in that taxation year to the extent such interest was not otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year.

A Resident Holder of Debentures that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay the refundable tax of 6  2/3% on its “aggregate investment income”, which is defined in the Tax Act to include interest income.

Upon a disposition or deemed disposition of a Debenture, including a redemption, payment on maturity, purchase for cancellation and conversion, interest accrued thereon to the date of disposition will be included in computing the income of the Resident Holder for the taxation year in which the disposition occurs except to the extent that such interest has otherwise been included in the Resident Holder’s income for the year or a preceding taxation year.

Exercise of Conversion Privilege

Generally, a Resident Holder who converts a Debenture into Common Shares (or Common Shares and cash delivered in lieu of a fraction of a Common Share) pursuant to the Resident Holder’s conversion privilege will be deemed not to have disposed of the Debenture and, accordingly, will not be considered to realize a capital gain (or capital loss) on such conversion. Under the current administrative practice of the CRA, a Resident Holder who, upon conversion of a Debenture into only Common Shares plus any cash in lieu of a fraction of a Common Share, receives cash not in excess of $200 in lieu of a fraction of a Common Share may either treat this amount as proceeds of disposition of a portion of the Debenture, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the Common Shares that the Resident Holder receives on the conversion by the amount of the cash received.

Upon a conversion of a Debenture, interest accrued thereon to the date of conversion will be included in computing the income of the Resident Holder as described above under “Taxation of Interest on Debentures”. The aggregate cost to a Resident Holder of the Common Shares acquired on the conversion of a Debenture generally will be equal to the Resident Holder’s adjusted cost base of the Debenture immediately before the conversion. The adjusted cost base to a Resident Holder of a Common Share at any time will be determined by averaging the cost of such Common Share with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at the time.

Disposition of Debentures

A disposition or deemed disposition of a Debenture by a Resident Holder, including a redemption, payment on maturity or purchase for cancellation but not including the conversion of a Debenture into Common Shares pursuant to the Resident Holder’s right of conversion as described above where the Resident Holder receives only Common Shares (plus any cash in lieu of a fraction of a Common Share), generally will result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any amount included in the Resident Holder’s income as interest and any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base thereof. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

If the Corporation pays any amount upon the redemption, purchase or maturity of a Debenture by issuing Common Shares to a Resident Holder, the Resident Holder’s proceeds of disposition of the Debenture will be equal to the fair market value, at the time of disposition of the Debenture, of the Common Shares and any other consideration so received (except any amounts received in satisfaction of accrued interest). The Resident Holder’s cost of the Common Shares so received will be equal to the fair market value of such Common Shares. The adjusted cost base to a Resident Holder of a Common Share at any time will be determined by averaging the cost of such Common Share with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time.

Receipt of Dividends on Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received on Common Shares.

In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules for dividends designated as “eligible dividends” by such corporations in accordance with the provisions of the Tax Act. Counsel has been advised that the Corporation intends to designate any dividends paid on the Common Shares as eligible dividends for these purposes.

In the case of a Resident Holder that is a corporation, dividends received on Common Shares by the Resident Holder will be included in the Resident Holder’s income for the taxation year in which such dividends are received and generally will be deductible in computing the Resident Holder’s taxable income. A “private corporation”, as defined in the Tax Act, and any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax of 33  1/3% under Part IV of the Tax Act on dividends received on Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Taxable dividends received by an individual (other than certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules of the Tax Act.

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Resident Holder (except to the Corporation) will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share net of any reasonable costs of disposition are greater (or less) than the Resident Holder’s adjusted cost base thereof. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received by it on such Common Share to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. Such Resident Holders should consult their own tax advisors.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay the refundable tax of 6  2/3% on its “aggregate investment income”, which is defined to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules in the Tax Act.

Holders Not Resident in Canada

The following discussion is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada, does not use or hold Debentures or Common Shares acquired upon the conversion of a Debenture in carrying on a business in Canada and deals at arm’s length with any transferee resident or deemed to be resident in Canada to whom the Holder disposes of Debentures (a “Non-Resident Holder”). This discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere.

Taxation of Interest on Debentures

A Non-Resident Holder will not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Corporation as, on account or in lieu of payment of, or in satisfaction of, interest or principal on the Debentures. However, a Non-Resident Holder who transfers or is deemed to transfer a Debenture to a holder that is resident or deemed to be resident in Canada for purposes of the Tax Act should consult its own tax advisor for advice with respect to the tax consequences of such transfer.

Exercise of Conversion Privilege

The conversion of a Debenture into Common Shares only on the exercise of a conversion privilege by a Non-Resident Holder generally will be deemed not to constitute a disposition of the Debenture and, accordingly, a Non-Resident Holder will not realize a gain or a loss on such conversion.

Disposition of Debentures and Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Debenture (other than a conversion of a Debenture into Common Shares only on the exercise of a conversion privilege by the Non-Resident Holder) or a Common Share, as the case may be, unless the Debenture or Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the holder is not entitled to relief under an applicable income tax treaty or convention. As long as the Common Shares are listed on a designated stock exchange (which currently includes the TSX) at the time of disposition of the Debenture or Common Share, the Debentures and the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any combination of (a) real or immoveable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resources properties” (as defined in the Tax Act) and (d) options in respect of, or interests in or rights in property described in (a) to (c). A Non-Resident Holder owning Debentures or Common Shares that may constitute taxable Canadian property should consult its tax advisors prior to a disposition thereof.

Receipt of Dividends on Common Shares

Where a Non-Resident Holder receives a dividend on Common Shares, the amount of such dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention. Where the Non-Resident Holder is a resident of the United States who is entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters, subject to the provisions of any particular plan and provided that the Debentures and Common Shares are listed on a “designated stock exchange” within the meaning of the Tax Act (which includes the TSX), the Debentures and Common Shares issuable upon the conversion, redemption or maturity of the Debentures would, if issued on the date of the Offering, be qualified investments under the Tax Act and the Regulations, as in effect on the date hereof, for a trust governed by a registered retirement savings plan, a registered education savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, and a tax-free savings account (a “TFSA”). Notwithstanding that the Debentures may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA that governs a trust that holds Debentures or Common Shares will be subject to a penalty tax if the holder of the TFSA does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (as defined in the Tax Act) in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm’s length for the purposes of the Tax Act. Such holders are urged to consult their own tax advisors.

RISK FACTORS

Before making an investment decision, prospective purchasers of Debentures should consider the information contained in and incorporated by reference in this short form prospectus and, in particular, the risk factors set out at pages 26 to 36 of the AIF and below. Readers are cautioned that the risk factors contained in and incorporated by reference in this short form prospectus are not exhaustive.

Market for Debentures

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the Offering, or if developed, that such a market will be sustained at the price level of the Offering.

The market price of the Debentures will be based on a number of factors, including: (i) the prevailing interest rates being paid by entities similar to the Corporation; (ii) the overall condition of the financial and credit markets; (iii) interest rate volatility; (iv) the markets for similar securities; (v) the financial condition, results of operation and prospects of the Corporation; (vi) the publication of earnings estimates or other research reports and speculation in the press or investment community; (vii) the market price and volatility of the Common Shares; (viii) changes in the industry in which the Corporation operates and competition affecting the Corporation; and (ix) general market and economic conditions.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Debentures.

Credit Risk

The likelihood that purchasers of the Debentures will receive payments owing to them under the terms of the Debentures will depend on the financial health of the Corporation and its creditworthiness.

Coverage Ratios

See “Earnings Coverage”, which is relevant to an assessment of the risk that the Corporation may be unable to pay interest or principal on the Debentures when due.

Ranking of Debentures

The Debentures will be direct, unsecured obligations of the Corporation and will rank equally with one another and, except as prescribed by law, will rank equally with all other unsecured indebtedness (other than Senior Indebtedness) of the Corporation. The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinate in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness, which includes all indebtedness for borrowed money, all obligations under swap and hedging arrangements, all trade payables, any guarantees of the foregoing, and all other obligations, liabilities and indebtedness which could be classified as liabilities in accordance with generally accepted accounting principles. Furthermore, since the Debentures are unsecured obligations, they are effectively subordinate to all existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. Therefore, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the Corporation, the Corporation’s assets will be available to pay its obligations with respect to the Debentures only after it has paid all of its secured creditors and all holders of Senior Indebtedness. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding. The Debentures are also effectively subordinate to claims of creditors (including trade creditors) of subsidiaries of the Corporation except to the extent that the Corporation is a creditor of any such subsidiaries ranking at least pari passu with such other creditors.

Absence of Covenant Protection

Other than as described herein, the Debenture Indenture will not limit the Corporation’s ability to incur additional debt or liabilities (including Senior Indebtedness). The Debenture Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction by the Corporation.

Change of Control

The Corporation is required to make an offer to holders of the Debentures to purchase all or a portion of their Debentures for cash in the event of certain transactions that would constitute a Change of Control. The Corporation cannot assure holders of Debentures that, if required, it would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Debentures in cash. The Corporation’s ability to purchase the Debentures in such an event may be limited by law, by the Indenture governing the Debentures, by the terms of other present or future agreements relating to the Corporation’s credit facilities and other indebtedness and agreements that the Corporation may enter into in the future which may replace, supplement or amend the Corporation’s future debt. The Corporation’s future credit agreements or other agreements may contain provisions that could prohibit the purchase by the Corporation of the Debentures without the consent of the lenders or other parties thereunder. If the Corporation’s obligation to offer to purchase the Debentures arises at a time when the Corporation is prohibited from purchasing or redeeming the Debentures, the Corporation could seek the consent of lenders to purchase the Debentures or could attempt to refinance the borrowings that contain this prohibition. If the Corporation does not obtain consent or refinance these borrowings, the Corporation could remain prohibited from purchasing the Debentures under its offer. The Corporation’s failure to purchase the Debentures would constitute an event of default under the Indenture, which might constitute a default under the terms of the Corporation’s other indebtedness at that time.

If a holder of Debentures converts its Debentures in connection with a Change of Control that occurs, the Corporation may, in certain circumstances, be required to increase the conversion rate as described under “Description of the Debentures – Cash Change of Control”. While the increased conversion rate is designed to compensate a holder of Debentures for the lost option time value of its Debentures as a result of a Change of Control in certain circumstances, the increased conversion rate amount is only an approximation of such lost value and may not adequately compensate the holder for such loss. In addition, in some circumstances as described under “Description of the Debentures – Cash Change of Control” no adjustment will be made.

Market Price of Common Shares

The trading price of securities of oil and gas companies is subject to substantial volatility, and such trading prices have been particularly volatile in recent months. This volatility is often based on factors both related and unrelated to the financial performance or prospects of the companies involved. The market price of the Common Shares could be subject to significant fluctuations in response to variations in the Corporation’s operating results, financial condition, liquidity and other internal factors. Factors that could affect the market price of the Common Shares that are unrelated to the Corporation’s performance include domestic and global commodity prices and market perceptions of the attractiveness of particular industries. The price at which the Common Shares will trade cannot be accurately predicted.

Dilutive Effects on Shareholders

The Corporation may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Common Shares or, subject to regulatory approval, to satisfy its Interest Obligation. Accordingly, shareholders may suffer dilution.

Change in Tax Laws

The Indenture will not contain a requirement that would require the Corporation to increase the amount of interest or other payments to holders of Debentures in the event that the Corporation is required to withhold amounts in respect of income or similar taxes on payment of interest or other amounts on the Debentures. At present, no amount is required to be withheld from such payments to holders of Debentures resident in Canada or in the United States, but no assurance can be given that, in the future, applicable income tax laws or treaties will not be changed in a manner that may require the Corporation to withhold amounts in respect of tax payable on such amounts.

Use of Proceeds of the Offering

As set out under “Use of Proceeds” in this short form prospectus, the Corporation initially intends to use all of the net proceeds of the Offering to pay down bank debt and intends to subsequently use the availability under the

Facilities and the Supplemental Facility, in addition to cash flow, to finance its 2011 capital program. However, although this allocation is based on the current expectation of management of the Corporation, there may be circumstances that are not known at this time where a reallocation of the net proceeds of the Offering may be advisable for business reasons that management believes are in the Corporation’s best interests. Cash flow may not generate enough revenue to finance the Corporation’s 2011 capital program without additional funding.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

Each of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Corporation.

Initially, the net proceeds of the Offering will be used to repay any indebtedness under the Facilities and the Supplemental Facility owing by the Corporation to such chartered banks (the “Lenders”). Accordingly, the Corporation may be considered a “connected issuer” of each of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. for the purposes of applicable securities legislation. As at December 21, 2010, an aggregate of approximately $95 million was outstanding under the Facilities and the Supplemental Facility. The Corporation is in compliance with its obligations under the Facilities and the Supplemental Facility. Since the execution of the Facilities and the Supplemental Facility, no breach thereunder has been waived by the lenders thereunder. See “Capitalization of the Corporation”.

Neither the Corporation’s financial position nor the value of the security under the Facilities and the Supplemental Facility has materially changed, in an adverse manner, since the indebtedness under the Facilities and the Supplemental Facility.

The offering price for the Debentures was determined by negotiation by the Corporation and BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on their own behalf and on behalf of the Underwriters. The Lenders did not play any role in those determinations or decisions; however, the Lenders have been advised of the Offering and its terms. As a consequence of the Offering, BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. will receive a portion of the gross proceeds of the Offering payable to the Underwriters for their fees and expenses and the Lenders will receive a portion of the net proceeds of the Offering as repayment of the Corporation’s indebtedness under the credit facilities to the Lenders, as the Corporation intends to initially use the net proceeds of the Offering to reduce the Corporation’s indebtedness under the credit facilities. See “Use of Proceeds” and “Capitalization of the Corporation”.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

LEGAL PROCEEDINGS

The Corporation is not involved in or aware of any present or pending legal proceedings involving the Corporation, jointly or separately, as a party which is material to the Corporation.

On December 8, 2010, the U.S. Securities and Exchange Commission revoked the registration of each class of registered securities of Aquest Minerals Corp., a predecessor company to Aquest Energy Ltd., which was acquired by the Corporation in 2005 pursuant to a plan of arrangement.

AUDITORS

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 2700, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Bennett Jones LLP on behalf of the Corporation and Burnet, Duckworth & Palmer LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Bennett Jones LLP and the partners and associates of Burnet, Duckworth & Palmer LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Corporation and its associates and affiliates.

Reserves estimates incorporated by reference in this short form prospectus are based upon reports prepared by GLJ Petroleum Consultants Ltd. GLJ Petroleum Consultants Ltd. has confirmed that it is an Independent Qualified Reserves Evaluator.

KPMG LLP has confirmed it is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Alberta.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

The Board of Directors of Anderson Energy Ltd.

We have read the short form prospectus dated December 22, 2010 relating to the qualification for distribution and sale of $50,000,000 aggregate principal amount of 7.50% convertible unsecured subordinated debentures of Anderson Energy Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Anderson Energy Ltd. on the consolidated balance sheets of Anderson Energy Ltd. as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. Our report is dated March 19, 2010.

Chartered Accountants

(signed) “KPMG LLP”

Calgary, Canada

December 22, 2010

CERTIFICATE OF THE CORPORATION

Dated: December 22, 2010

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) “Brian H. Dau”	(Signed) “M. Darlene Wong”
President and Chief Executive Officer	Vice President, Finance, Chief Financial Officer and Secretary

On behalf of the Board of Directors

(Signed) “Christopher L. Fong”	(Signed) “David J. Sandmeyer”
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: December 22, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

BMO NESBITT BURNS INC.	RBC DOMINION SECURITIES INC.

(Signed) “Shane C. Fildes”	(Signed) “Darrell Law”

CORMARK SECURITIES INC.	NATIONAL BANK FINANCIAL INC.

(Signed) “Ryan A. Shay”	(Signed) “Tom E. MacInnis”

CIBC WORLD MARKETS INC.	GMP SECURITIES L.P.

(Signed) “Brian D. Heald”	(Signed) “Christopher T. Graham”

C-2